CLASSOVER HOLDINGS, INC.

450 7th Avenue, Suite 905

New York, NY 10123

May 8, 2026

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Classover Holdings, Inc. Registration Statement on Form S-3 File No. 333-295491

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Classover Holdings, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on May 12, 2026 or as soon thereafter as practicable.

Sincerely, CLASSOVER HOLDINGS, INC.

/s/ Hui Luo
Hui Luo
Chief Executive Officer